UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K


         [ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                 FOR THE FISCAL YEAR ENDED December 31, 2000 OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM _____________ TO _____________

                         Commission file number: 1-9250


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                ConsecoSave Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                  Conseco, Inc.
                         11825 North Pennsylvania Street
                              Carmel, Indiana 46032

                                CONSECOSAVE PLAN


                                      INDEX

  a)  Financial Statements

         Report of Independent Accountants....................................................................    3

         Statement of Net Assets Available for Plan Benefits - December 31, 2000 and 1999.....................    4

         Statement of Changes in Net Assets Available for Plan Benefits
             for the year ended December 31, 2000.............................................................    5

         Notes to Financial Statements........................................................................    6

         Supplemental Schedules...............................................................................    13

  b)  Exhibit

         23        Consent of Independent Accountants


                                        2

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Plan Trustees
ConsecoSave Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the ConsecoSave Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2000 and reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                  /s/ PricewaterhouseCoopers LLP
                                                  ------------------------------
                                                      PricewaterhouseCoopers LLP



June 22, 2001

                                CONSECOSAVE PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 2000 and 1999





                                                                                         2000               1999
                                                                                     ------------       ------------
Assets:

   Investments at fair value                                                          $249,790,496       $205,204,104

   Employer contribution receivable                                                      9,420,317          5,049,538

   Employee contribution receivable                                                        586,924               -
                                                                                      ------------       ------------

         Total assets                                                                  259,797,737        210,253,642

Liabilities:

   Excess contribution refunds due to participants                                            -               556,833
                                                                                      ------------       ------------

         Net assets available for plan benefits                                       $259,797,737       $209,696,809
                                                                                      ============       ============



















   The accompanying notes are an integral part of these financial statements.

                                CONSECOSAVE PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      for the year ended December 31, 2000






Investment loss:

   Interest and dividends                                                             $ 44,549,670

   Net depreciation in the fair value of investments                                   (53,983,875)
                                                                                      ------------

      Net investment loss                                                               (9,434,205)
                                                                                      ------------

Contributions:

   Employee contributions                                                               36,001,995

   Employer contributions                                                                9,420,317

   Assets transferred into the Plan (Note 1)                                            53,427,232
                                                                                      ------------

      Total contributions                                                               98,849,544
                                                                                      ------------

Deductions:

   Benefits paid                                                                        39,314,411
                                                                                      ------------

Net increase in net assets available for plan benefits                                  50,100,928

Net assets available for plan benefits, beginning of year                              209,696,809
                                                                                      ------------

Net assets available for plan benefits, end of year                                   $259,797,737
                                                                                      ============




   The accompanying notes are an integral part of these financial statements.


                                CONSECOSAVE PLAN
                          NOTES TO FINANCIAL STATEMENTS



1.  Summary of Significant Accounting Policies

The accompanying financial statements of the ConsecoSave Plan (the "Plan") have been prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results may differ from these estimates.

During 2000, assets with a fair value of $53,427,232 were transferred to the Plan. Such assets primarily consist of the assets of the 401(k) plans of certain subsidiaries previously acquired by Conseco, Inc. ("Conseco"). During 2000, these plans were merged with the Plan.

Investments

The Plan provides the following investment options for voluntary employee contributions: (i) the following funds offered by Conseco Fund Group, which is managed by Conseco Capital Management, Inc., a wholly owned subsidiary of Conseco - Conseco Balanced Fund, Conseco 20 Fund, Conseco Convertible Securities Fund, Conseco High Yield Fund, Conseco Equity Fund and Conseco Fixed Income Fund; (ii) Conseco Stock Portfolio; (iii) Interest Income Portfolio; (iv) Money Market Portfolio; and (v) the Standard and Poor's 500 Index ("S & P 500") Portfolio. Employer contributions are invested solely in the common stock of Conseco. The Plan's investments, except for the Conseco Stock Portfolio which is held by the Trustees of the Plan, are maintained under a group annuity contract in a separate account of Bankers National Life Insurance Company, an indirect wholly owned subsidiary of Conseco.

The Conseco Balanced Fund invests in debt securities, equity securities, and money market instruments.

The Conseco 20 Fund generally invests at least 65 percent of its assets in common stocks of companies that the advisor believes have above-average growth prospects. The fund is non-diversified and will generally concentrate its investments in a core position of approximately 20 to 30 common stocks.

The Conseco Convertible Securities Fund generally invests at least 65 percent of the fund's assets in convertible securities. These are often lower grade investment quality than other types of investments. At any given time over 50 percent of the fund's assets may be invested in below investment grade securities.

The Conseco High Yield Fund seeks to provide a high level of current income with a secondary objective of capital appreciation. The fund generally invests at least 65 percent of the fund's assets in below investment grade securities.

                                CONSECOSAVE PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)



1.  Summary of Significant Accounting Policies (Continued)

Investments (continued)

The Conseco Equity Fund invests primarily in equity securities and other securities having the investment characteristics of common stocks.

The Conseco Fixed Income Fund invests primarily in investment-grade debt securities.

The above funds are valued using the net asset value at the end of each New York Stock Exchange business day.

The Conseco Stock Portfolio only invests in the common stock of Conseco except for cash which remains in the fund to meet the fund's liquidity needs. The Conseco common stock is valued at its closing market price on the New York Stock Exchange.

The Interest Income Portfolio consists of guaranteed interest contracts. The guaranteed interest contracts are carried at the accumulated contract values, which are cost adjusted for interest credited (at a blended rate of 5.84 percent and 5.42 percent for years ended December 31, 2000 and 1999, respectively). Such carrying values approximate fair values. As of December 31, 2000, the contract, interest rate, and expiration date are as follows:


       Conseco Variable Insurance Company, an
         indirect wholly owned subsidiary of Conseco  - 6.25% December 31, 2001


The Money Market Portfolio invests in money market instruments maturing within one year, with an average maturity of 120 days or less. Such investments are carried at amortized cost which approximates fair value.

The S & P 500 Portfolio invests in a Standard and Poor's Depository Receipt, which is a trust that is traded on the American Stock Exchange (Ticker Symbol
SPY) and is intended to track the price performance and dividend yield of the S & P 500 Index. The S & P 500 Portfolio is valued using the net asset value at the end of each New York Stock Exchange business day.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

                                CONSECOSAVE PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)



1.  Summary of Significant Accounting Policies (Continued)

Administrative Expenses

Operating expenses and maintenance fees incurred during the years ended December 31, 2000 and 1999, were paid by Conseco Services, LLC ("CSL"), the Plan sponsor and a wholly owned subsidiary of Conseco, on behalf of the Plan. Future payment of such expenses by CSL is at its discretion.

Income Taxes

Under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code (the "IRC"), the Plan is qualified and the ConsecoSave Trust, a trust established under the Plan, is tax-exempt. The Plan has been amended since receiving its last determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

2.  Plan Description

The Plan is a defined contribution plan pursuant to Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Established on April 1, 1989, and amended and restated on January 1, 1993, October 1, 1995, January 1, 1997, and November 15, 1999, the Plan includes all employees of CSL as determined pursuant to the Plan of CSL and any participating employer (unless otherwise excluded pursuant to the Plan). Participation is voluntary. Every employee is eligible to become a participant on the first day of the fourth month immediately following the employee's date of hire.

Employee contributions to the Plan are made through periodic payroll deductions in increments of 1.0 percent of the participant's annual earnings, not to exceed the lesser of 15.0 percent of the participant's annual earnings or the maximum amount specified by federal tax law ($10,500 for pre-tax contributions for 2000). Participants can make pre-tax and/or after-tax contributions. Participants designate the portfolios in which their contributions are invested.

The employer matches 50.0 percent of each participant's pre-tax contributions up to a maximum of 6.0 percent of the participant's annual earnings. In 2000, the maximum percentage was raised from 4.0 percent to 6.0 percent. Additional amounts may be contributed by the employer at the discretion of its Board of Directors. All employer contributions are made to the Conseco Stock Portfolio, which invests solely in Conseco common stock. Such contributions are made no later than the due date for filing Conseco's federal income tax return, including extensions.

                                CONSECOSAVE PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)



2.  Plan Description (continued)

ERISA and the IRC provide that qualified plans, such as the Plan, cannot discriminate in favor of highly compensated individuals. Certain highly compensated individuals may be required to receive refunds of any contributions in excess of the IRC Sections 401(k)(3) and 401(m) limits and all earnings attributable to such contributions. Amounts in excess of the limits discussed above are presented in the statement of net assets available for plan benefits as "Excess contribution refunds due to participants" and were refunded within 2-1/2 months of the Plan's year end.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants have a gradual vesting schedule based upon length of service and are fully vested in Conseco's contributions after six years of service. For the year ended December 31, 2000, forfeited non-vested amounts totaled $1,322,163. These non-vested interests of withdrawn participants are used to reduce Conseco's future contributions.

Benefits under the Plan are paid in cash in a lump sum, in quarterly or annual installment payments, whole shares of Conseco common stock, or a combination thereof. A participant may make withdrawals after reaching age 55 or 59 1/2, and under certain circumstances are allowed to make hardship withdrawals and after-tax deposit account withdrawals. Participants are permitted to transfer account balances between portfolios, except the Conseco Stock Portfolio, at any time in 1.0 percent increments. Transfers involving participant-directed contributions to the Conseco Stock Portfolio may only be made during a 10-business day period each quarter, beginning on the 3rd business day following the quarterly earnings release.

Participants may obtain loans up to 50.0 percent of the vested portion of their account balances, excluding employer contributions, to a maximum loan of $50,000. Only one loan may be outstanding at a time. Repayment of both principal and interest is made to the participant's account via payroll deduction or a lump sum. As of December 31, 2000, the participant loans had interest rates ranging from 6.0 percent to 10.5 percent, and maturity dates ranging from January 2001 to October 2017.

The Plan is administered by CSL who establishes the rules and procedures necessary for the Plan's operations. Although it has not expressed any intent to do so, CSL has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and employer's contributions and the net assets shall be set aside for payment to the participants. Distribution shall be made by the Trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.

The foregoing description of the Plan provides only limited information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

                                CONSECOSAVE PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)



3.  Investments

Investments that represent 5 percent or more of the Plan's net assets available for Plan benefits as of December 31, 2000 and 1999, are summarized as follows:



                                                 2000              1999
                                                 ----              ----

Conseco Equity Fund                           $99,279,935        $79,488,321
S&P 500 Portfolio                              37,854,420         32,996,184
Conseco Stock Portfolio (a)                    32,487,490         27,642,899
Money Market Portfolio                         25,187,447         19,843,681
Interest Income Portfolio                      15,230,244         16,437,853
Fixed Income Fund                              12,818,946             (b)

---------------
(a) Includes both participant-directed and nonparticipant-directed investments (see note 4).
(b) Represented less than 5 percent of net assets available for plan benefits at December 31, 1999.


During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated as follows:


         Various investment portfolios, primarily
           mutual funds of the Conseco Fund Group                $(49,383,495)
         Conseco Stock Portfolio                                   (4,600,380)
                                                                 ------------
                                                                 $(53,983,875)
                                                                 ============

                                CONSECOSAVE PLAN

4.   Conseco Stock Portfolio

The Conseco Stock Portfolio includes both participant-directed and nonparticipant-directed investments. Changes in net assets relating to this portfolio for the year ended December 31, 2000, are as follows:




Net investment loss:

   Interest and dividends                             $    236,870

   Net depreciation in fair value of investments        (4,600,380)
                                                      ------------

        Net investment loss                             (4,363,510)
                                                      ------------
Contributions:

   Employee contributions                                4,016,326

   Employer contributions                                5,151,195
                                                      ------------

        Total contributions                              9,167,521
                                                      ------------

Deductions:

   Benefits paid                                         1,896,760
                                                      ------------


Net employee transfers to participant-
  directed investments                                   1,937,340
                                                      ------------

Net increase for the year                                4,844,591


Balance, beginning of year                              27,642,899
                                                      ------------

Balance, end of year                                  $ 32,487,490
                                                      ============



                                CONSECOSAVE PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)


5.  Subsequent Events

Effective June 29, 2001, the current Money Market Portfolio will be replaced with the Conseco Fund Group Money Market Fund and the S & P 500 Portfolio will be replaced with the Vanguard Institutional Index Fund.


                                           CONSECOSAVE PLAN

                  SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                         As of December 31, 2000



 (a)                  (b)                                               (c)                                    (d)            (e)
         Identity of Issuer, Borrower,                              Description                               Total         Current
            Lessor or Similar Party                                of Investment                               Cost          Value

------------------------------------------------------------------------------------------------------------------------------------

       Conseco Fund Group                1,002,046 shares of Conseco Balanced Fund                         $ 12,832,454 $ 11,192,849
       Conseco Fund Group                673,238 shares of Conseco 20 Fund                                   12,665,304    7,876,880
       Conseco Fund Group                122,792 shares of Conseco Convertible Securities Fund                1,781,535    1,450,169
       Conseco Fund Group                54,848 shares of Conseco High Yield Fund                               512,688      451,951
       Conseco Fund Group                9,771,647 shares of Conseco Equity Fund                            123,904,419   99,279,935
       Conseco Fund Group                1,284,464 shares of Conseco Fixed Income Fund                       12,683,324   12,818,946
       Conseco, Inc.                     2,463,506 shares of Conseco, Inc. Common Stock                      46,227,125   32,487,490
       Conseco Variable Insurance        Guaranteed interest contract, interest rate-6.25%,
         Company                           maturity date-December 31, 2001 (Interest Income Portfolio)       15,230,244   15,230,244
       Bank of America                   Certificate of deposit (1)                                             497,173      497,173
       Bank One                          Commercial paper (1)                                                   247,940      247,940
       Bank One Capital Market           Commercial paper (1)                                                   248,509      248,509
       Chase Securities Inc.             Commercial paper (1)                                                 2,220,731    2,220,731
       Fifth Third Bank                  Commercial paper (1)                                                 1,350,000    1,350,000
       General Electric                  Certificate of deposit (1)                                             500,000      500,000
       Lehman Brothers                   Commercial paper (1)                                                 2,450,000    2,450,000
       Merrill Lynch                     Discounted note  (1)                                                 1,683,390    1,683,390
       Merrill Lynch                     Commercial paper (1)                                                12,639,408   12,639,408
       Morgan Stanley & Co.              Commercial paper (1)                                                   499,195      499,195
       Salomon Smith Barney              Commercial paper (1)                                                   298,248      298,248
       Spear, Leeds & Kellogg            Bank One (1)                                                           974,303      974,303
       AIM                               Liquid Assets Portfolio - Commercial paper, time
                                           deposits, repurchase agreements (1)                                1,404,000    1,404,000
       Bank of America                   Cash (1)                                                               174,550      174,550
       SPDSR Trust, Series I             287,565 shares of Standard & Poor's 500 Index Portfolio             34,948,529   37,854,420
       Participant loans                 Interest rates from 6.0% to 10.5%, maturity dates from
                                             January 2001 to October 2017                                     5,960,165    5,960,165
                                                                                                           ------------ ------------
       Total Assets Held for Investment
         Purposes                                                                                          $291,933,234 $249,790,496
                                                                                                           ============ ============

---------------
(1)  Such investments comprise the Money Market Portfolio.




                                CONSECOSAVE PLAN
            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 2000




                                                                                                Current
                                                                                                Value of
Identity             Description         Number                                     Cost         Asset on          Net
of Party                 of               of           Purchase     Selling          of        Transaction        Gain
Involved             Transactions      Transactions     Price        Price          Asset         Date           (Loss)
--------------------------------------------------------------------------------- -----------------------------------------


Conseco Equity      Purchases              86          $82,501,450   $      -      $      -     $ 82,501,450    $     -
  Fund              Sales                 165                 -       22,042,592    16,655,254    22,042,592     5,387,338

Conseco Fixed       Purchases             108            6,324,036          -             -        6,324,036          -
  Income Fund       Sales                 150                 -        4,014,649     4,092,347     4,014,649       (77,698)

Conseco 20          Purchases             176           12,121,561          -             -       12,121,561          -
  Fund              Sales                  76                 -        3,017,647      2,745,890    3,017,647       271,757

Money Market        Purchases             123           12,471,289          -              -      12,471,289          -
  Portfolio         Sales                 125                 -        8,624,767      7,978,167    8,624,767       646,600

S&P 500             Purchases              69           18,900,657          -              -      18,900,657          -
  Portfolio         Sales                 179                 -       10,550,213      8,690,758   10,550,213     1,859,455

                                CONSECOSAVE PLAN




                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             CONSECOSAVE PLAN


Dated:  June 29, 2001                        By: /s/ Thomas J. Kilian
                                                 -----------------------------
                                                     Thomas J. Kilian, Trustee